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      UNITED STATES                                    OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION
      Washington, D.C. 20549                     -------------------------------
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                                                 OMB Number:  3235-0058
      FORM 12b-25                                Expires:           May 31, 1997
                                                 Estimated average burden
                                                 hours per response. . . . .2.50
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   NOTIFICATION OF LATE FILING                   -------------------------------
                                                          SEC FILE NUMBER
                                                          0-19879
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                                                          CUSIP NUMBER
                                                          090931 106
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(Check One): [ ]Form 10-K [ ]Form 20-F [ ]Form 11-K [X]Form 10-Q [ ]Form N-SAR

                 For Period Ended:  April 30, 1999
                                    -----------------------
                 [ ] Transition Report on Form 10-K
                 [ ] Transition  Report on Form 20-F
                 [ ] Transition Report on Form 11-K
                 [ ] Transition Report on Form 10-Q
                 [ ] Transition Report on Form N-SAR
                 For the Transition Period Ended:
                                                  ------------------------------
________________________________________________________________________________
  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
________________________________________________________________________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
________________________________________________________________________________

PART I - REGISTRANT INFORMATION
________________________________________________________________________________
Full Name of Registrant
                           BioSpecifics Technologies Corp.
________________________________________________________________________________
Former Name if Applicable
                           N/A
________________________________________________________________________________
Address of Principal Executive Office (Street and Number)
                           35 Wilbur Street
________________________________________________________________________________
City, State and Zip Code
                           Lynbrook, New York  11563

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

                     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
                     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or
                          before  the  fifteenth   calendar  day  following  the
[X] prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
                     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         The Company's Quarterly Report on Form 10-QSB will not be filed within the prescribed time period because of unexpected delays in preparation of the narrative section and the calculation of the provision for income taxes of the Form 10-QSB.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         Albert Horcher           516                        593-7000
         _____________________    ____________________       ___________________
         (Name)                   (Area Code)                (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                                        [X]Yes   [ ]No
         _______________________________________________________________________

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                        [X]Yes   [ ]No

         If  so,  attach  an  explanation  of  the  anticipated   change,   both
         narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                 The Company expects to report a loss of approximately $125,000 to $175,000 for the fiscal quarter. The exact amount of the loss is not calculable until the provision for income taxes is calculated.

                         BioSpecifics Technologies Corp.
                ________________________________________________
                   (Name of Registrant as Specified in Charter

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date June 15, 1999                  By  /S/ ALBERT HORCHER
     ______________________________     __________________________________

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
________________________________________________________________________________
   Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (See 18 U.S.C. 1001).
________________________________________________________________________________
                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss.232.201 or ss.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss.232.13(b) of this chapter).